

SPOTLIGHT GIRLS CROWDFUNDING VIDEO TRANSCRIPT

LYNN JOHNSON, CO-FOUNDER AND CEO: Spotlight: Girls is a woman-owned certified B Corp based in Oakland California. Our mission is to educate, inspire and activate girls and women to take center stage.

ALLISON KENNY, CO-FOUNDER AND CREATIVE DIRECTOR: Go Girls! is a pretty special place. It's a popular camp and afterschool program where girls come and they learn to take center stage.

LYNN: We're really good at creating in real time experiences for girls. In the room, face to face

The cool thing is that we know that Go Girls is really making a difference.

I grew up in a time when every movie I watched, every play I watched, every book I read had images of people who didn't look anything like me. I am in a position as a grown woman to be able to say we've had enough of that.

ALLISON: Our data shows that Go Girls! are more confident. They are able to put down perfectionism and take creative risks. They're able to set boundaries. They're able to keep themselves safe and be proud of who they are.

ALLISON: Spotlight girls is investing in beautiful user-friendly website and registration system that makes sure that every educator, every parent gets the same level of care that our girls do when they show up face to face.

LYNN: It's really important for us to see inside what's happening at camp: How are we tracking the data points in which girls are growing more confident? And all of this requires technology that doesn't exist currently and that we're building.

ALLISON: Spotlight: Girls has been in business for 10 years. We know what we're doing. Invest in us.

LYNN: We're currently operating at a 50 to 70 percent gross margin in our programs. So investing in Spotlight: Girls means that we can get to net profitability by 2020 which means that our investors can succeed right along with us financially.

ALLISON: Thousands of Go Girls all over the country means empowered girl leadership that everybody benefits from.

LYNN: Together we're going to prepare these girls to become the leaders we've all been waiting for.

ALLISON: Your investment in girls is a gamechanger.